SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Bumble Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

12047B105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 12047B105	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V L.P. (“AGF5”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,848,635 shares, all of which are directly owned by AGF5. Accel Growth Fund V Associates L.L.C. (“AGF5A”), the general partner of AGF5, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 4,848,635 shares, all of which are directly owned by AGF5. AGF5A, the general partner of AGF5, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,848,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 11, 2021 (the “Form 10-Q”).

CUSIP NO. 12047B105	13 G	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Strategic Partners L.P. (“AGF5SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 205,896 shares, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 205,896 shares, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	205,896
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Associates L.L.C. ("AGF5A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

5,054,531 shares, of which 4,848,635 are directly owned by AGF5, and 205,896 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		5,054,531 shares, of which 4,848,635 are directly owned by AGF5, and 205,896 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,054,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.9%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Investors (2019) L.L.C. (“AGFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 252,063
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 252,063
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	252,063
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II L.P. (“ALF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,615,150 shares, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,615,150 shares, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,615,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 7 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Strategic Partners L.P. (“ALF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,809 shares, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 68,809 shares, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	68,809
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Associates L.L.C. (“ALF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,683,959 shares, of which 1,615,150 are directly owned by ALF2 and 68,809 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,683,959 shares, of which 1,615,150 are directly owned by ALF2 and 68,809 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,683,959
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.3%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 9 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Investors (2019) L.L.C. (“ALFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 84,906
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 84,906
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	84,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 129,241,580 shares of Class A Common Stock outstanding as of October 29, 2021, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP NO. 12047B105	13 G	Page 10 of 14

ITEM 1(A)	NAME OF ISSUER Bumble Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1105 West 41st Street Austin, Texas
ITEM 2(A).

NAME OF PERSONS FILING

This joint Schedule 13G is being filed by Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), and Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel Partners 500 University Avenue Palo Alto, CA 94301
ITEM 2(C).	CITIZENSHIP AGF5, AGF5SP, ALF2, and ALF2SP are Delaware limited partnerships. AGF5A, AGFI19, ALF2A, and ALFI19 are Delaware limited liability companies.
ITEM 2(D).	TITLE OF CLASS OF SECURITIES Class A common stock, par value $0.01 per share
ITEM 2(E).	CUSIP NUMBER 12047B105
ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

CUSIP NO. 12047B105	13 G	Page 11 of 14

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AGF5, AG5SP, ALF2, and ALF2SP, and the limited liability company agreements of AGF5A, AGFI19, ALF2A, and ALFI19, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable.

ITEM 10.	CERTIFICATION. Not Applicable.

CUSIP NO. 12047B105	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Entities:                   Accel Growth Fund V L.P.*

Accel Growth Fund V Strategic Partners L.P.*

Accel Growth Fund V Associates L.L.C.*

Accel Growth Fund V Investors (2019) L.L.C.*

Accel Leaders Fund II L.P.*

Accel Leaders Fund II Strategic Partners L.P.*

Accel Leaders Fund II Associates L.L.C.*

Accel Leaders Fund II Investors (2019) L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 12047B105	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 12047B105	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Bumble Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2022

Entities:                   Accel Growth Fund V L.P.*

Accel Growth Fund V Strategic Partners L.P.*

Accel Growth Fund V Associates L.L.C.*

Accel Growth Fund V Investors (2019) L.L.C.*

Accel Leaders Fund II L.P.*

Accel Leaders Fund II Strategic Partners L.P.*

Accel Leaders Fund II Associates L.L.C.*

Accel Leaders Fund II Investors (2019) L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.